

June 17, 2010

Terren S. Peizer
Chief Executive Officer
Hythiam, Inc.
11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025

> **Re:** **Hythiam, Inc.**
> **Amendments No. 2 and No. 3 to Registration Statement on Form S-1**
> **Filed June 8, 2010 and June 14, 2010**
> **File No. 333-166289**

Dear Mr. Peizer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1. We note your response letter dated June 8, 2010 and the statement that "[t]he number of shares, warrants, warrant terms and other price related data will be completed when the offering is priced." It is unclear how and when you intend to fill in the blanks for such information on the cover page. See Item 501(b) of Regulation S-K. It is also unclear if or how you intend to use Rule 430A to provide pricing information. In this regard, we note that you omit, among other information, the principal amount of securities to be offered. Please see Securities Act Rules Compliance and Disclosure Interpretation 227.02.

2. Also, we note the statement on the revised prospectus cover page that you "are not required to sell any specific dollar amount or number of shares of common stock or warrants, but will use [y]our best efforts to sell all of the shares of common stock and

warrants being offered." We also note that the registration statement cover page no longer identifies the offering as being conducted using Rule 415. Please advise us if you are conducting an offering under Item 415(a)(ix) of Regulation C.

Plan of Distribution, page 19

3. We note your statement in the third paragraph of this section that the placement agent "may be deemed an underwriter." Please revise your registration statement to clarify that the placement agent is an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Furthermore, identify such underwriter on the outside front cover page of the prospectus. See Item 501(b)(8) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Glenn D. Smith, Esq.
         Fax: (310) 229-1882